			Exhibit 12(b)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,
	2011	2012	2013	2014	2015

Fixed charges, as defined:
Total Interest	$201,159	$220,218	$234,647	$253,455	$259,894
Interest applicable to rentals	6,578	6,002	5,445	5,238	5,534

Total fixed charges, as defined	207,737	226,220	240,092	258,693	265,428

Preferred distributions, as defined (a)	12,638	12,638	12,638	12,672	9,325

Combined fixed charges and preferred distributions, as defined	$220,375	$238,858	$252,730	$271,365	$274,753

Earnings as defined:
Net Income	$675,527	$440,058	$414,126	$446,022	$446,639
Add:
Provision for income taxes:
Total Taxes (Benefit)	(280,475)	(76,306)	138,696	185,052	178,671
Fixed charges as above	207,737	226,220	240,092	258,693	265,428

Total earnings, as defined	$602,789	$589,972	$792,914	$889,767	$890,738

Ratio of earnings to fixed charges, as defined	2.90	2.61	3.30	3.44	3.36

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	2.74	2.47	3.14	3.28	3.24

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(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.